Filed by Occidental Petroleum Corporation
pursuant to rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Vintage Petroleum, Inc.
Commission File No.: 1-10578

Occidental Petroleum Corporation

Todd Stevens

Vice President, Acquisitions & Corporate Finance

Occidental Petroleum Corporation

October 19, 2005

Occidental Petroleum Corporation

October 19, 2005

Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12
Filing Person:  Occidental Petroleum Corporation
Subject Company: Vintage Petroleum, Inc.
File Number:  1-10578

Additional Information and Where to Find It

Oxy will file a Form S-4, Vintage will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE
FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS
FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the
SEC by Oxy free of charge by contacting Christel Pauli, Counsel and Assistant Secretary, Occidental Petroleum Corporation, at 10889
Wilshire Blvd., Los Angeles, California 90024. The documents will also be available online at www.oxy.com.

Participants in Solicitation

Oxy, Vintage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from
Vintage shareholders in connection with the merger. Information about the directors and executive officers of Oxy and their ownership of Oxy stock is set forth in the proxy statement for Oxy's 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Vintage and their ownership of Vintage stock is set forth in the proxy statement for Vintage's 2005 Annual
Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form
S-4 and proxy statement for the merger when they become available.

Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

Occidental Petroleum Corporation

October 19, 2005

Forward-Looking Statements

The matters set forth in this Presentation, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, financial strength, and the competitive ability and position of the combined company, and other statements identified by such words as "will," "estimates," "expects," "hopes," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could significantly affect expected results, including a delay in or failure to obtain required approvals, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration will be greater than expected, the ability to manage regulatory, tax and legal matters, including changes in tax rates, the impact of competition, and other risk factors related to our industries as detailed in each of Oxy's and Vintage's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Presentation.  Unless legally required, Oxy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may differ from those set forth in or implied by the forward-
looking statements.

The SEC limits the ability of oil and natural gas companies, in their filings with the SEC, to disclose reserves other than proved reserves demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. We use certain terms in this Presentation, such as probable, possible and recoverable reserves, that the SEC's guidelines limit in filings with the SEC.

Information contained in this Presentation regarding Vintage's production, reserves, results, assets and other information has been taken from Vintage's public filings with the SEC. Oxy makes no representation with respect to the accuracy of this information.

Occidental Petroleum Corporation

Occidental Oil & Gas Corporation

4th largest U.S. oil and gas
company based on market
capitalization

Occidental Chemical Corporation

One the world’s largest
manufacturers of basic
chemicals, vinyls and specialty
chemicals.

Occidental Energy Marketing, Inc.

One of the Top 30 oil and natural
gas marketers in North America

Occidental Petroleum Corporation

Equity Market Capitalization ~$30 billion as of 10/17/05

Proven Reserves of 2.5 billion barrels oil equivalent (12/31/04)

2004 Results: WTI = $41.40 per bbl

Net Income   $2.6 billion

Cash From Operations   $3.9 billion

Return on Equity   27.8%

Return on Capital Employed   20.2%

Total Shareholder Return   41.1%

What’s Been Oxy Strategy:

Focused Operations

Focused Value Creation

Disciplined Financial Philosophy

Focused Value Creation Strategy

Maintain Strong Balance Sheet

Disciplined Capital Expenditure Program

Selective Acquisitions

Moderate Predictable Reserve/Production
Growth

Review Dividend Policy Annually

Focus on large, “legacy” oil
and gas assets in U.S., Middle
East and Latin America

Harvest cash for reinvestment

Maintain strong balance sheet

Oil and Gas

Chemicals

Balance Sheet

Breakdown of Corporate Strategy

Chemical Strategy/Highlights

Generate Cash Flow In Excess of
Capital Expenditures Through the
Business Cycle

Primary Mission of
Oxy’s Chemicals Business

Generated Nearly $3 Billion of Cash Flow After Capital
During the Last 10 Years

Generated Over $500 Million of Cash Flow After Capital
in 2004

Oil & Gas Business Strategy

Exploration

Enhanced Oil Recovery

Acquisitions

Create value throughout the oil & gas business
cycle through:

Worldwide Operations

Long Beach

Permian Basin

Horn Mountain

Hugoton

Elk Hills

Colombia

Ecuador

Libya

Russia

Pakistan

Oman

U.A.E.

Yemen

Qatar

.

.

Worldwide Production

2001

2002

2003

2004

2005 Exit

515

476

566

600

547

Thousand BOE/Day

    U.S.               Middle East              Latin America            Other

315

326

344

338

88

93

93

100

79

55

48

31

42

48

55

49

Finding & Development Costs

BP

OXY

XOM

CHV

KMG

BR

UCL

APA

APC

COP

DVN

AHC

5.00

5.42

5.71

6.77

6.95

7.00

8.20

8.58

15.99

9.72

9.35

17.18

6.05

3-Year Average

2002-2004

MRO

Data Source: Merrill Lynch Equity Research

Total Shareholder Return

(Percent)

31

11

41

14

11

140

S&P 500 Index

5

15

Dow Jones

S&P 500 Oil & Gas Index

Oxy

2004

2002 - 2004

Data Source: Bloomberg

20

Return On Capital Employed

(Percent)

15

15

11

15

12

11

9

2004

2002 - 2004

2000 - 2004

1995 - 2004

S&P 500

Oil & Gas Index

Oxy

Data Source: Bloomberg

2004 Safety Performance
Illness & Injury Rates

Oxy Internet Website
http://www.oxy.com

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